UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 25065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 AND ENDING 12/31/19
<u>MM/DD/YY</u>   <u>MM/DD/YY</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlanMember Securities

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6187 Carpinteria Ave
<u>(No. and Street)</u>

Carpinteria	CA	93013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bill Kemble, 805-684-1199
<u>(Area Code – Telephone Number)</u>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINSON & BLOODGOOD, LLP
<u>(Name – if individual, state last, first, middle name)</u>

550 North Grand Blvd, 14th Floor	Glendale	CA	91203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Bill Kemble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlanMember Securities, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP / CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Barbara
Subscribed and sworn to (or affirmed) before me this 27th day of February, 2020, by William S Kemble, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________ (Seal)

KIMBERLY C. WILKES
Commission # 2144744
Notary Public - California
Santa Barbara County
My Comm. Expires Mar 30, 2020

PLANMEMBER SECURITIES CORPORATION

FINANCIAL STATEMENTS and SUPPLEMENTAL INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

This report is deemed **PUBLIC**



HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PlanMember Securities Corporation
Carpinteria, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the Company) as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules 1, 2, and 3 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hutchinson and Bloodgood LLP

We have served as the Company's auditor since 2018.

Glendale, California
February 28, 2020

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	8,170,461
Cash segregated for the benefit of customers		12,046,477
Accounts receivable		19,939,000
Intangible assets, net		84,528
Other assets		572,956
	$	40,813,422

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$	13,732,437
Payable to customers		12,046,477
Due to Affiliates		192,483
Other payables		58,000
Income taxes payable to Parent		1,208,139
Total liabilities		27,237,536

Stockholder's equity

Common stock, $0.01 par value, 2,000 shares authorized; 1,000 shares issued, and outstanding	10
Additional paid-in capital	1,586,533
Retained earnings	11,989,343
Total stockholder's equity	13,575,886
	$ 40,813,422

See accompanying notes to financial statements.

PLANMEMBER SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and significant accounting policies

Nature of Business

PlanMember Securities Corporation (the "Company"), a wholly-owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a corporation organized under the laws of the state of California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All equity securities transactions of the Company and its customers are introduced on a fully disclosed basis and executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. The Company earns advisory fees by providing managed portfolio asset allocation services, and administrative fees for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly-owned subsidiary of the Parent.

Basis of Presentation and Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

On January 1, 2019, the Company adopted ASC 606 for recording revenue from contacts with customers. Management determined that the adoption of ASC 606 did not result in a material change to the accounting for any of the in-scope revenue streams, and as such no cumulative effect adjustment was recorded.

Under the guidance of ASC 606, revenue is recognized when: (a) the performance obligation to customers is satisfied; (b) revenue from a performance obligation transferred at a point in time is recognized at the time when the customer obtains control over the promised good or service; (c) revenue from the performance obligation satisfied over time is recognized in a manner that depicts the performance in transferring control of the good or service, which is measured based on time elapsed; (d) payment for the majority of services is considered to be variable consideration, as the amount of revenues may be subject to market conditions; and (e) variable consideration is included in revenue when amounts are not subject to significant reversals.

Commissions are recognized on a trade date basis, and investment advisory, and asset-based fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities and asset-based fees are earned for providing marketing services to mutual funds. Advisory fees are earned by providing portfolio asset allocation services.

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents include all cash balances and highly liquid investments, and the Company places its temporary cash investments with a high credit quality financial institution. At times such investments may be in excess of the FDIC insurance limit.

Intangible assets consist of the value allocated to customer contracts and relationships associated with the Company's acquisition of the assets of Veritrust Financial, LLC in August 2013, and Interpacific Investor Services in July 2015. Both are amortized on a straight-line basis over 7 years. The gross carrying value less accumulated amortization for each is $500,000 less $458,304 (Veritrust), and $120,000 less $77,166 (Interpacific). The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on the expected undiscounted cash flows attributable to that asset.

PLANMEMBER SECURITIES CORPORATION

The amount of impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment charges were recorded during the year ended December 31, 2019.

The Company maintains a clearing deposit with Pershing, LLC, to satisfy the requirement under its clearing agreement. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days. As of December 31, 2019, the clearing deposit totaled $100,000, included within other assets on the statement of financial condition.

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. If applicable, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities and valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company files a consolidated income tax return with its Parent in the U.S. federal and various state jurisdictions. Generally, the Parent's tax return is no longer subject to income tax examinations by major taxing authorities for years before 2015. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Net Capital requirements and Cash Segregated for the Benefit of Customers

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $6,711,838 which was $4,896,001 in excess of its minimum requirement of $1,815,837. The Company's net capital ratio was 4.1 to 1 at December 31, 2019. As of December 31, 2019, cash of $12,046,477 was segregated in a special account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the SEC. This balance represents funds in the process of customers' financial transactions.

3. Income taxes

At December 31, 2019, the provision for income taxes consists of current federal and state income taxes of $1,499,733 and $706,311, respectively. Included within Payable to Parent on the Statement of Financial Condition is income taxes payable of $1,208,139.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker-dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers and dealers.

PLANMEMBER SECURITIES CORPORATION

5. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

In May 2018, the SEC announced the Share Class Selection Disclosure Initiative asking advisor firms to self-report any 12b-1 fees earned during the period 2014-2018 that do not meet certain disclosure requirements to be paid to impacted advisory clients. The Company participated in that initiative, and as a result the Company has recorded a liability of $3.55 million for the year ended December 31, 2018. Payment to clients was completed in mid-2019.

6. Related party transactions

Pursuant to an Intercompany Services and Facilities Agreement, the Company pays PSC a monthly administrative fee which covers the Company's share of facilities, personnel, systems, recordkeeping, and marketing services used. Total expense under this agreement for the year ended December 31, 2019 was $24,896,020. At December 31, 2019, the Company owed $192,483 to PSC (an affiliate). Commissions earned from an entity with a non-controlling ownership interest in the Parent was $6,239,726 for the year ended December 31, 2019.

7. Subsequent Events

Management evaluated subsequent events through February 28, 2020, the date of issuance of the financial statements. There have been no subsequent events that occurred during such period that would require adjustment to or disclosure in the financial statements as of and for the year ended December 31, 2019.